UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934

Terra Tech Corp.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

88102J100
(CUSIP Number)

Amy Almsteier
c/o Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, California 92612
Tel: (855) 447-6967
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No.: 88102J100	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Amy Almsteier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 481,800,100
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 36,538,736
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,538,736
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.  SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the reporting person, Amy Almsteier, to amend the Items specified below in her Schedule 13D with respect to the common stock, par value $.001 per share, of Terra Tech Corp., a Nevada corporation (the “Issuer”).

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended and supplemented as follows:  The matters set forth in Item 4 of this Amendment No. 2 are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4.  PURPOSE OF TRANSACTION.

The disclosure in Item 4 is hereby amended and supplemented to add the following at the end thereof:

On April 23, 2013, Ms. Almsteier sold an aggregate of 7,650,000 shares of Series B Preferred Stock for aggregate proceeds of $100 in connection with that certain Share Exchange Agreement, dated March 23, 2013 (the “Share Exchange Agreement”), by and among the Company, Edible Garden Corp., a Nevada corporation (“Edible Garden”), and the holders of common stock of Edible Garden.  The purchaser of the 7,650,000 shares of Series B Preferred Stock were the holders of the common stock of Edible Garden, which consisted of Ken VandeVrede, Mike VandeVrede, Steve VandeVrede and Dan VandeVrede, each of whom acquired 23% of the 7,650,000 shares of Series B Preferred Stock.  Additionally, Beverly Willekes and David VandeVrede, each acquired 4% of the 7,650,000 shares of Series B Preferred Stock.  Ken VandeVrede, Mike VandeVrede, Steve VandeVrede, David VandeVrede and Beverly Willekes are siblings.  Dan VandeVrede is the father of the five siblings.

On May 6, 2013, the Issuer redeemed 500,000 shares of common stock from Ms. Almsteier for a redemption price of $5.00 in connection with the Share Exchange Agreement.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended and supplemented as follows:  The matters set forth in Item 4 of this Amendment No. 2 are incorporated in this Item 6 by reference as if fully set forth herein.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 7, 2013	By:	/s/ Amy Almsteier
Amy Almsteier